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                                                                    Exhibit 99.1

RISK FACTORS

     The following factors may affect the Company's future performance.

     History of Operating Losses and Accumulated Deficit. The Company was organized in 1987 and has incurred net operating losses since 1991. The Company had an accumulated deficit at December 31, 1997 of approximately $11,436,000. The Company will require significant increases in revenues to cover projected development, selling, marketing and other operating costs and to achieve a profitable level of operations, and there can be no assurance as to when or if such increases in revenues will be achieved.

     Loss of Revenues from 1994 MCI Agreement. During the period from September 1994 until September 1997, approximately 84% of the Company's revenues were derived from MCI under the 1994 MCI Agreement. Due to the expiration of the 1994 MCI Agreement in September 1997, the Company's revenues have decreased dramatically and no assurance can be made that the Company will be successful in replacing revenues at this level in the near term.

     Shift in Business Focus. The Company has revised its business plan to reflect its belief that it is better suited to developing and delivering its technology to OEMs for inclusion in their products. As a result of this shift in focus and the expiration of the Company's agreement with MCI, total revenues decreased 93% in the six months ended June 30, 1998 compared to the same period in 1997. The Company's future financial performance will depend in large part on the successful implementation of its new business focus. There can be no assurance that the Company will succeed in implementing its business strategy and any failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

     Dependence on Utilization of Company Products by Emerging Markets. Currently, only a limited number of applications incorporating the Company's products or technologies are in commercial production. The Company has derived substantially all of its product revenues to date from sales of products for these applications and sales of products for development, trials and early deployment of applications that are not yet commercially available or are not yet in volume production. The Company's ability to generate significant revenues will be dependent on the development of new opportunities for digital images in the computer and photography markets and/or the adoption of the Company's technologies by producers and users of such images. The potential size of these new market opportunities and the timing of their development are uncertain.

     Potential Variability  of  Quarterly Operations and Financial Results.
The Company's quarterly operating results have in the past and may in the future vary significantly depending on factors such as revenue from software sales, the timing of new product and service announcements, market acceptance of new and enhanced versions of the Company's products, the size and timing of significant orders, changes in operating expenses, changes in Company strategy, and general economic factors. The Company has limited or no control over many of these factors. The Company operates with virtually no services or software product order backlog because its services are purchased on demand and its software products typically are shipped shortly after orders are received. As a result, revenues in any quarter are substantially dependent on the quantity of purchases of services requested and product orders received in that quarter. Quarterly revenues also are difficult to forecast because the market for the Company's products is evolving and the Company's revenues in any period are significantly affected by the announcements and product offerings of the Company's competitors as well as alternative technologies. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

     Dependence on New Product Development; Risk Associated with Technological
Advances.    The Company's operating results will depend to a significant extent on its ability to successfully introduce new products and improve its core technology on a timely basis and/or reduce costs of existing products. As a result, the Company believes that continued significant expenditures for research and development will be required in the future. There can be no assurance that new products will be successfully developed or will achieve market acceptance.
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     Competition.  The development and marketing of digital image products and technologies is extremely competitive. Many of the companies developing and marketing competitive technologies have competitive advantages over the Company, including established positions in the market, brand name recognition, established ties with OEMs, and the use of industry standards for digital compression and decompression such as MPEG and JPEG which can be obtained at little or no cost to the user. Further, there can be no assurance that the Company's competitors will not succeed in developing products or technologies that are more effective than those being developed by the Company or that would render the Company's products and technologies obsolete. In addition, many of the Company's competitors have substantially greater financial, technical, marketing and human resources capabilities than the Company.

     Substantial Continuing Capital Needs; Uncertainty of Additional Funding. The Company anticipates that, in order to maintain a competitive position in its market, it will have to expend substantial resources to continue research and development relating to potential applications and new technologies and expand its sales, marketing and distribution activities. There can be no assurance that the Company will be able to generate internally the funds necessary to continue such research and development efforts or to expand sales and marketing activities, or that additional funds from outside sources will be available for such purposes.

     Dependence on Management. The Company is substantially dependent upon the efforts and abilities of its officers, directors and certain key employees. The loss or unavailability to the Company of any of its executive officers, or any of its directors or key employees could have a material adverse effect upon the Company. The Company has employment agreements with certain key employees. The Company does not maintain key man life insurance policies on any of its key employees. As a result, the Company's operations could be adversely affected upon the death of any of its key employees.

     International Operations. The Company believes that its continued growth and profitability may require increasing its international revenues. International operations are subject to inherent risks, including the impact of possible recessionary environments in economies outside the U.S., changes in legal and regulatory requirements, changes in tariffs, currency exchange fluctuations, reduced protection for intellectual property rights in some countries, potentially adverse tax consequences and political and economic instability. There can be no assurance that the Company will be able to sustain or increase international revenue, or that the factors listed above will not have a material impact on the Company's international operations. This expansion will require financial resources and significant management attention.

     Dependence on Patents and Proprietary Rights. The Company's ability to compete effectively will depend in part on its ability to maintain the proprietary nature of its technology through a combination of copyright, patent and trade secret protection and contractual provisions and non-disclosure agreements. Competition in the Company's market is intense and there can be no assurance that the Company's competitors will not independently develop or obtain patents on technologies that are substantially equivalent or superior to the Company's technology. The Company could incur substantial costs in defending itself in patent infringement lawsuits brought by others and in prosecuting patent infringement lawsuits against third party infringers. The Company also relies on trade secrets and proprietary know-how that it seeks to protect, in part, by non-disclosure agreements with its employees, suppliers, consultants and potential strategic partners and customers. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any such breach or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently developed by competitors.